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                                                               EXHIBIT 23.2(b)


                       CONSENT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Doubleday Direct, Inc.:

We consent to the use in the registration statement on Post-Effective Amendment No. 1 to Form SB-2 of MediaBay, Inc. (formerly Audio Book Club, Inc.) of our report dated March 12, 1999, with respect to the balance sheets of Audio Books Direct, a wholly-owned operation of Doubleday Direct, Inc. (the "Club"), as of June 30, 1998 and 1997, and the related statements of operations, divisional deficit, and cash flows for the years then ended. Our report includes an explanatory paragraph stating that the Club was operated as an integral part of Doubleday Direct, Inc. and had no separate legal existence. We also consent to the reference to our firm under the heading "Experts" in the registration statement and related prospectus.

KPMG LLP


New York, New York
March 15, 2000